PRESS RELEASE

November 16, 2004

Eksportfinans ASA prices 2nd Global Strategic Benchmark transaction in 2004

Today, the Norwegian agency Eksportfinans ASA (rated Aaa/AA+/AAA) priced a 3-year USD 1 billion Global Strategic Benchmark transaction. It matures on January 15, 2008.

Goldman Sachs, Morgan Stanley and UBS Investment Bank acted as joint-lead managing underwriters for the transaction.

The issue was priced to yield 3,473 percent s.a. to investors, equivalent to a spread of 33 basis points over the current 3-year US Treasury benchmark, maturing November 15th, 2007.

The issue was broadly distributed, with 40 percent investors in USA, 27 percent in Asia, and 33 percent in Europe.

In a statement, Eksportfinans’ President and CEO, Mr. Tor F. Johansen, commented: “We have been monitoring the positive market developments lately, and are extremely pleased to having been able to respond quickly to investor demand.”

The transaction was syndicated with the following banks acting as co-lead managers: ABN AMRO, Barclays Capital, Citigroup Global Markets, Credit Suisse First Boston, Mizuho, Nomura, and Nordea Bank.

Eksportfinans is offering and selling these notes under its existing shelf registration statement on file with the Securities and Exchange Commission (SEC) in the United States of America. The notes will be documented under Eksportfinans’ US MTN Program.

The net proceeds of the offering will be used to finance new export credits from Eksportfinans, as well as new lending to the municipal sector in Norway through Eksportfinans’ subsidiary Kommunekreditt Norge AS.

A prospectus and prospectus supplement for the US MTN Program meeting the requirements of the US Securities Act of 1933 may be obtained from Eksportfinans ASA, Dronning Mauds gate 15, 0250 Oslo, tel. +47 22 01 22 00, fax: +47 22 01 22 02, e-mail: funding@eksportfinans.no.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. It is issued pursuant to Rule 134 under the US Securities Act of 1933. An offer, if any, of these securities will be made solely by means of the prospectus and prospectus supplement with respect to such offering.

Contact persons:
Søren Elbech, Head of Funding and Debt Investor Relations,
phone +47 93 25 35 61, mail soe@eksportfinans.no

Elise Lindbaek, Head of Information,
phone +47 22 01 22 64/+47 90 51 82 50, mail el@eksportfinans.no

Eksportfinans is the Norwegian Export Credit Agency- the joint institution of the banks and the Norwegian Government — whose purpose is to develop and offer competitive, long-term financial services to the export industries and the local government sector.

Exhibit Index is on page 3